RADICA(R) GAMES LIMITED
                          ANNOUNCES LICENSING AGREEMENT
                              WITH ELECTRONIC ARTS

FOR IMMEDIATE RELEASE                       CONTACT:  PATRICK S. FEELY
April 15, 2003                                        PRESIDENT & CEO
                                                      (LOS ANGELES, CALIFORNIA)
                                                      (626) 744 1150

                                                      DAVID C.W. HOWELL
                                                      PRESIDENT ASIA OPERATIONS
                                                      & CFO
                                                      (HONG KONG)
                                                      (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ: RADA) announced today a licensing agreement with Electronic Arts to produce a line of Play TV games based off of EA's Madden Football and SSX franchises. Terms of the deal were not disclosed.

With the tag line, "Get off the couch and into the game," Radica's Play TV line will offer "virtual physical reality" gameplay based on popular EA games. The games will plug into a TV or VCR and allow players to be active participants in the game they are playing.

"EA is a premier publisher of best-selling software for video game and PC platforms; Radica is thrilled to have this outstanding opportunity to partner with such a leading company," said Pat Feely, CEO of Radica. "EA has strong consumer recognition and represents the highest standard of quality in video game products. We intend to continue that tradition by developing unique and compelling Play TV game experiences."

"We are excited by the potential of the new products Radica will publish and the opportunity to extend our games into this growing category," said Linda Chaplin, director of strategic sales for EA.

Under the terms of the agreement, Radica will manufacture EA branded Play TV games for North American distribution. Radica will introduce the first EA branded Play TV game in 2004.

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.



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ABOUT RADICA GAMES LIMITED

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

ABOUT ELECTRONIC ARTS

Electronic Arts (NASDAQ: ERTS), headquartered in Redwood City, California, is the world's leading interactive entertainment software company. Founded in 1982, Electronic Arts posted revenues of more than $1.7 billion for fiscal 2002. The company develops, publishes and distributes software worldwide for video game systems, personal computers and the Internet. Electronic Arts markets its products under four brand names: EA SPORTS(TM), EA GAMES(TM), EA SPORTS BIG(TM) and EA.COM(SM). More information about EA's products and full text of press releases can be found on the Internet at http://www.info.ea.com.



                                    -- END --


Electronic Arts, EA SPORTS, EA GAMES, EA SPORTS BIG and John Madden Football are trademarks or registered trademarks of Electronic Arts Inc. in the U.S. and/or other countries. EA.COM is a service mark of EA.com Inc.